SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 2006 Full Year NBF







Embargo: 10.46am Monday 29 January 2007


PRUDENTIAL PLC FULL YEAR 2006 NEW BUSINESS RESULTS


All figures compared to 2005 at constant exchange rates unless stated


New business for the full year 2006:



                                APE           Growth          PVNBP     Growth

Total Group Insurance         GBP2,470 million      16% GBP18,947 million    12%

Prudential UK retail          GBP689 million        14%    GBP5,594 million  15%

Total UK                      GBP900 million         1%    GBP7,712 million   0%

Jackson                       GBP613 million        21%    GBP6,103 million  20%

Prudential Corporation Asia   GBP956 million        30%    GBP5,132 million  26%

Asia Fund Management          Record net fund inflows of GBP2.5 billion, up 91%

M&G                           Record net fund inflows of GBP6.1 billion, up 58%


Mark Tucker, Group Chief Executive said:


"I am delighted by our full year new business figures: the Group's insurance new business has increased by 16 per cent year on year, on an APE basis, and our asset management businesses saw net inflows increase by 66% to GBP8.6 billion.


"We have seen a 25 per cent increase in the Group's insurance new business, on an APE basis, for the fourth quarter of 2006 compared to the same quarter in 2005 and an encouraging 21 per cent rise in new business for the fourth quarter of 2006 over the third. Overall the Group is in robust health.


"A 14 per cent increase in UK retail insurance operations APE sales was driven primarily by the growth in individual annuities and corporate pensions. In wholesale, we have chosen not to write business at unattractive pricing and therefore sales are down year on year.


"We have continued to reassess in depth the prospects for all sectors of the UK life and pensions market and are confident that there are profitable organic opportunities in the retirement savings and income market. We shall provide an update with further details by 15th March.


"Jackson, Prudential's US insurance business, achieved record new business of GBP613 million APE in 2006, representing a 21 per cent increase on 2005, driven by strong growth in sales of variable annuities, up 48 per cent on last year.


"Prudential's Asian life operations delivered new business APE of GBP956million, up 30 per cent in 2006 including a 25 per cent rise over the third quarter and reflecting the momentum of the business seen throughout the year. We have seen strong growth in a number of country markets including India up 95 per cent, China up 56 per cent and Korea up 54 per cent.


"Asset management continues to perform exceptionally well with M&G achieving record net fund inflows of GBP6.1 billion, an increase of 58 per cent, reflecting M&G's leading position in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.


"In Asia, PCA Fund Management also achieved record net inflows of GBP2.5 billion, almost double the 2005 figure. This reflects the product strength and increasing geographic diversification of our Asian fund management business.


"Trading conditions at Egg, our UK banking business, have seen further deterioration since we updated the market in October as a result of worsening credit experience and lower levels of lending than anticipated. Separately today, Prudential has announced that it has entered into a binding agreement to sell Egg to Citigroup for a consideration of GBP575 million subject to adjustment to reflect any change in net asset value between 31 December 2006 and completion.


"Going forward, the Group expects to maintain both its momentum in sales volume and its focus on value."


Commentary on Full Year 2006 New Business Results


UK Insurance and Banking operations


Prudential's UK insurance operations delivered total APE sales for the year of GBP900 million, 1 per cent higher than those achieved in 2005. Sales on a PVNBP basis are in line with 2005 at GBP7,712 million.


The UK retail insurance operations performed well with APE sales up 14 per cent on 2005 to GBP689 million driven primarily by the growth in corporate pensions and individual annuity sales. In the wholesale business, Prudential has chosen not to write business at unattractive pricing and therefore sales are down year-on-year.


Individual annuity sales grew by 22 per cent to GBP271 million as the annuity market experienced increased activity in the second half of 2006 following the removal of uncertainty around A-Day pension changes. In total 110,000 new annuity policies were written. Sales volume has been driven by the continued strength of internal vestings (APE GBP135 million) together with the cumulative benefit of partnership deals signed in previous years. With-profit annuities sales from all distribution channels more than doubled to GBP37 million compared with 2005.


In relation to externally sourced annuity business, Prudential signed further partnership agreements in 2006 including the Royal London transaction that came into effect in September. In addition, Prudential signed an exclusive 5-year agreement with Threadneedle as their supplier of annuities for their Stakeholder scheme as well as any future defined contribution schemes that Threadneedle acquires. This is a new area for Prudential that builds on its experience in providing annuities to customers of life insurance companies. With the future growth in DC schemes within the UK Prudential expects more agreements of this type.


Sales of with-profit bonds increased by 44 per cent during 2006. Much of this reflects Prudential's financial strength and continuing outstanding life fund investment returns that have been well received by both customers and advisers. PruFund, Prudential's unitised and smoothed investment plan, secured a new distribution agreement in the fourth quarter with National Australia Bank Group.


Corporate pension APE sales increased by 23 per cent to GBP224 million with the capture of a number of new scheme wins during 2006, including Debenhams and Royal & SunAlliance with 4,100 and 4,500 members respectively. This is due in part to the continuing shift from defined-benefit to defined-contribution schemes and also due to the impact of A-day and the growth in Prudential's new Fund Delivery Service. This contributed GBP25 million of APE sales in its first year of operation.


Prudential has continued to pursue its focus on value, not volume, in the unit linked bond market. A large percentage of this market is financially unattractive with high up-front commission costs and poor forward-looking persistency due to high churn. For this reason we have been targeting higher value intermediaries.


Prudential has recruited a team of 20 face-to-face specialist consultants to sell its Lifetime Mortgage product, the Property Value Release Plan, and are looking to grow this team further in 2007. APE sales in 2006 were GBP9 million and resulted in Prudential achieving an 8 per cent share of the lifetime mortgage market.


PruHealth continues to develop well, with full-year Gross Written Premiums up 300 per cent at GBP36 million (GBP9 million in 2005). It now has around 100,000 individuals covered.


As previously announced, we believe it would be beneficial if there was greater clarity as to the status of the Inherited Estate and we continue to keep the situation under review. A reattribution will only be undertaken if there are clear benefits for both policyholders and shareholders and we will provide an update as to whether we intend to proceed in due course.


Jackson


Jackson, Prudential's US insurance business, achieved record APE sales of GBP613 million in 2006, representing a 21 per cent increase on 2005, driven by strong growth in sales of variable annuities. On a PVNBP basis, new business sales were GBP6.1 billion. Retail APE sales in 2006 of GBP524 million were up 27 per cent. APE sales in the fourth quarter of 2006 were GBP147 million, up 43 per cent CER compared to the fourth quarter of 2005.


Jackson delivered record variable annuity sales in 2006 of GBP3.8 billion, up 48 per cent on last year. This reflects its distinct competitive advantages of an innovative product offering, an efficient and flexible technology platform, a relationship-driven distribution model and award-winning service.


Jackson's sales result was achieved in a market that grew 18 per cent year-on-year through the first three quarters of 2006. Jackson increased its variable annuity market share to 4.5 per cent as at the end of the third quarter of 2006, up from 3.6 per cent at the same point in 2005, and maintained its ranking of 12th in total variable annuity sales. In the independent broker dealer distribution channel, Jackson's variable annuity sales during the first nine months of 2006 increased 52 per cent over the same period in 2005, while industry sales grew 27 per cent. This took Jackson's ranking in the channel from 5th at the end of September 2005 to 2nd at the end of September 2006 and increased its market share from 8.8 per cent to 10.6 per cent.


Innovation in product design and speed to market continue to be key drivers of Jackson's competitiveness as 81 per cent of retail sales during 2006 were related to products and product features launched since the beginning of 2005. In January, Jackson added a 5 per cent annual benefit increase option to its popular lifetime guaranteed minimum withdrawal benefits (GMWBs). In May, Jackson added five new GMWB options that offer contract holders a guaranteed return of premium and lifetime income. Additionally, Jackson expanded its variable annuity fund offering during the year. In February, the company launched two new fixed index annuity (FIA) contracts, which expanded the number of FIA products Jackson offers to five.


Entry spreads for fixed annuities continued to be challenging during 2006, which limited the attractiveness of the market to Jackson. APE sales of GBP69 million were down 12 per cent on the same period of 2005.


Fixed index annuity sales continued to be impacted by the uncertain regulatory environment in the US. APE sales of GBP55 million were 10 per cent down on 2005. Jackson's market share through the end of the third quarter of 2006 was 3.8 per cent, unchanged from the same period in the prior year.


Curian Capital, a specialised asset management company that provides innovative separately managed accounts, is building its position in the US retail asset management market with total assets under management at the end of 2006 of $2.4 billion compared with $1.7 billion at the end of 2005.


Institutional APE sales of GBP90 million were down 8 per cent from 2005. Jackson participates in this market on an opportunistic basis.


Jackson's focus is to expand its share of the US annuity and retail asset management markets. This will be achieved through continued expansion of existing product offerings, additional growth in new and existing distribution channels and opportunistic acquisition activity.


Jackson's product development strategy includes further enhancement of its variable annuity offerings and the introduction of new guarantees, including a guaranteed minimum accumulation benefit (GMAB). Jackson has launched a simplified retirement annuity that will serve as a low cost option for financial advisors who are currently not participating in the variable annuity market. Additionally, Jackson has rolled out its first set of retail mutual funds for distribution by existing wholesalers. Jackson's new mutual funds will be marketed as an additional option for financial advisors currently selling variable annuity products.


Jackson will continue to build its relationship-based distribution advantage in the advice-based channels, including a particular focus on increasing annuity sales in the bank and regional broker-dealer channels. Jackson will also explore additional distribution opportunities, including further expansion into the wirehouse channel, as evidenced by the company's recent distribution agreement with UBS.


Jackson continues to deliver growth in the attractive US market and has further enhanced its competitive advantages in the variable annuity market, offering the product and service solutions that both customers and advisors desire. With a continued focus on product innovation, a proven relationship-based distribution model, award-winning service and excellence in execution, Jackson is well positioned to take advantage of the changing demographics and resulting opportunities in the US market.


Prudential Corporation Asia


Prudential's Asian life operations delivered new business APE of GBP956 million representing growth of 30 per cent in 2006 and reflecting the sustained momentum of the business seen throughout the year. The fourth quarter of 2006, with APE of GBP282 million, showed an increase of 29 per cent relative to the same quarter in 2005 and 25 per cent relative to the third quarter of 2006. On the PVNBP basis sales for 2006 of GBP5.1 billion are 26 per cent higher than in 2005.


Prudential's focus continues to be on sustainable and profitable growth and the new business results reflect the continuing success of this strategy. The proportion of unit linked business for the year is 65 per cent, in line with the 63 per cent reported for last year and demonstrates the sustained appeal of these products to consumers across the region. The proportion of new business from traditional agency distribution is 70 per cent compared to 74 per cent last year, as our bank and broker distribution continues to strengthen.


Prudential's joint venture with ICICI in India is a market leading operation and has rapidly achieved material scale since launch in 2000. APE for 2006 increased by 95 per cent over the same period last year with Prudential's 26 per cent being GBP107 million. This was driven by a significant increase in agent numbers as the operation continues to open up new branches across India, and higher average premiums per policy, as well as growth from the bancassurance channel.


Prudential's Korean life business with APE of GBP218 million, which is a growth of 54 per cent from 2005, continues to benefit from the expansion of the tied financial adviser channel in 2006 partially offset by slower growth in the broker channel where some brokers have been restructuring. Bancassurance growth continues to be constrained by regulatory individual company production caps and Prudential continues to explore opportunities to work with more banks. Since acquisition this operation has outperformed the industry and is well on track to become a major player.


In Taiwan, Prudential's focus continues to be on value rather than volume. Whilst full year APE at GBP148 million is 6 per cent lower than last year, the proportion of higher margin unit linked remains high relative to the industry at 58 per cent.


Prudential's life business in Indonesia continues to go from strength to strength with APE sales of GBP74 million, 54 per cent up on last year driven by increased agent numbers. This business has a high proportion of unit linked sales and is the well established market leader in this product.


Although growth in Prudential's Singapore life business slowed in the third quarter as equity market volatility impacted single premium linked business, it had a strong fourth quarter and full year APE of GBP108 million is up a healthy 23 per cent on 2005. Prudential's Hong Kong life business, at GBP139 million for 2006, is up 26 per cent over 2005 driven due to a successful retirement orientated savings product launch and strong results from Standard Chartered
Bank. In Malaysia sales across the industry remain depressed following regulatory changes last year; however in the fourth quarter sales growth recovered and Prudential's new business was up 15 per cent compared to the same quarter in 2005. Full year APE in Malaysia for Prudential was GBP72 million, up 6 per cent on 2005. The Takaful joint venture with Bank Simpanan Nasional (BSN) commenced sales in November.


In China, CITIC Prudential APE for 2006 of GBP39 million is an increase of 56 per cent compared to 2005, reflecting an increasing contribution from the new cities as well as the continued growth from the longer established operations such as Guangzhou and Bejing.


The Vietnamese market continues to be challenging and Prudential's APE year to date has declined by 14 per cent, however the long term potential of this market remains excellent.


Prudential's other smaller operations of Japan, Thailand and Philippines grew at 133 per cent, 83 per cent and 14 per cent respectively year to date.


Prudential has an excellent track record of building a profitable business in Asia and its focus continues to be on long term, profitable and sustainable growth.


Asset Management


M&G


Outstanding fund performance led to record fund inflows into M&G's retail and institutional businesses during 2006. Gross fund inflows were GBP13.5 billion, an increase of 70 per cent on the previous year. Net fund inflows were their highest ever, increasing by 58 per cent to GBP6.1 billion, reflecting M&G's leading position in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. External funds under management grew significantly, up 24 per cent to GBP45 billion, and at this level represents over a quarter of M&G's total funds under management.


Fund inflows into M&G's retail business continued to perform very strongly. Whilst gross fund inflows increased by 75 per cent to GBP6.7 billion, net fund inflows more than doubled to GBP3.1 billion. Fund performance across M&G's range of equity, bond and property funds was excellent, which was recognised by M&G being named Best Equity Group (Large) and Best Non UK Equity Group (Large) at the Lipper Citywire All Stars Awards 2006. Demand remained strong for M&G's high alpha equity and competitive fixed income and property offerings and M&G continued to innovate during the year with the launch of two new funds, the M&G Optimal Income Fund and M&G European Property Fund. Retail sales were strong in the UK and South Africa, and across the European markets of Germany, Austria, Switzerland, Luxembourg, Italy and Spain, where M&G is maximising the opportunity created by the continued opening up of these markets to foreign players.


M&G's institutional business also saw substantial growth with gross fund inflows increasing by 66 per cent to GBP6.8 billion and net inflows rising 19 per cent to GBP3 billion. M&G's scale and market reputation in fixed income continued to position it very favourably in both traditional areas of the market, such as segregated funds, and more alternative areas such as structured credit. Fund inflows into segregated funds was strong on the back of good fund performance which saw 86 per cent of funds above benchmark over one year and 90 per cent over three years. M&G consolidated its market leading position in structured credit with the launch of seven new Collateralised Debt Obligations (CDOs) during the year and was named CDO manager of the year by IFR magazine. Significant fund inflows were generated into M&G's Episode global macro fund, with the fund reaching $1.5 billion assets under management within 17 months of launch.



Asian Fund Management Business


The Asian Fund Management Business continues to deliver record net inflows in the fourth quarter in 2006. Net inflows of GBP0.9 billion, were up 155 per cent for the same period in 2005, reflecting the strengths of the Asian Fund Management's geographic and product diversification.


Full year record net inflows of GBP2.5 billion were up 91% from 2005. Of the annual net inflows of GBP2.5 billion, GBP2.3 billion or 94 per cent have been from non-MMF products. Equity and non-MMF assets grew by GBP2.0 billion in 2006.


Total third party funds under management were GBP12.3 billion, an increase of 21 per cent compared to the fourth quarter in 2005. India and Korea were the main contributors to this growth with funds under management increasing by 36 per cent, and 27 per cent respectively. India growth was largely driven by strong equity and money market inflows. Korea growth was attributable to positive market sentiment, expanded distribution channels and good fund performance which led to a high level of equity and structured product inflows.


During the fourth quarter, Prudential Vietnam Fund Management Company launched a Cayman structured closed ended fund targeted at sophisticated investors and distributed for the first time actively to high net worth individuals through private banking channels. This fund raised close to GBP160 million and is listed on the Irish Stock Exchange. Prudential Vietnam Fund Management Company has now become the largest domestic mutual fund company in Vietnam in terms of funds under management. CITIC Prudential Fund Management launched its second fund in the fourth quarter and raised GBP220 million. Launched only last October, CITIC Prudential Fund Management has already raised over GBP420 million from its two fund launches in 2006. Prudential Asset Management (HK) Limited has been awarded a US$200 million quota by China's State Administration for Foreign Exchange under the Qualified Foreign Institutional Investor ("QFII") scheme. Introduced in May 2002, the QFII scheme allows qualified foreign institutional investors direct participation in China's domestic "A" share equity and fixed income markets. PCA Securities Investment Trust in Taiwan launched the Asia Pacific REITs Fund in the fourth quarter and achieved its FUM cap of GBP157 million.


Prudential remains confident that its fund management businesses in Asia are in an ideal position to achieve strong and profitable growth as it has put in place a distinctive and advantaged platform.


                                     ENDS


Enquiries:


Media                                                       Investors/Analysts

Jon Bunn                              020 7548 3559         James Matthews            020 7548 3561
William Baldwin-Charles               020 7548 3719         Valerie Pariente          020 7548 3511



Notes to Editor:

1. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.



2. Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.


3. UK Retail sales include all products except bulk annuities and credit life sales.


4. There will be a conference call today for wire services at 11.30am (BST) hosted by Mark Tucker, Group Chief Executive, and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0)20 8609 0205.
   Passcode: 155439#


5. There will be a conference call for investors and analysts at 12.00am (BST) hosted by Mark Tucker, Group Chief Executive, and Philip Broadley, Group Finance Director. From the UK please call +44 (0)20 8609 0205 and from the US 1866 793 4279. Pin number 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or 1 866 676 5865 from the US. The conference reference number is 160468.


6. High resolution photographs are available to the media free of charge at

   www.newscast.co.uk (+44 (0) 207 608 1000).


7. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.


                                                Annual Premium Equivalent Sales
                                Actual Exchange Rates                    Constant Exchange Rates
                              2006           2005       +/- (%)         2006           2005       +/- (%)
                                GBPm           GBPm                       GBPm           GBPm

UK                               900            891          1%            900            891          1%
US                               613            515         19%            613            508         21%
Asia                             956            731         31%            956            734         30%
                              ______         ______      ______         ______         ______      ______
Total                          2,470          2,137         16%          2,470          2,134         16%

                                                         Gross Inflows
                                Actual Exchange Rates                    Constant Exchange Rates
                                2006           2005     +/- (%)         2006             2005     +/- (%)
                                GBPm           GBPm                       GBPm           GBPm

M&G                           13,486          7,916         70%         13,486          7,916         70%
Asia                          20,408         18,457         11%         20,408         18,049         13%
                              ______         ______      ______         ______         ______      ______
Total                         33,894         26,373         29%         33,894         25,965         31%

                                          Total Insurance and Investment New Business
                                Actual Exchange Rates                    Constant Exchange Rates
                                2006           2005     +/- (%)           2006         2005       +/- (%)
                                GBPm           GBPm                       GBPm          GBPm

Insurance                     15,094         13,700         10%         15,094         13,641         11%
Investment                    33,894         26,373         29%         33,894         25,965         31%
                              ______         ______      ______         ______         ______      ______
Total                         48,988         40,073         22%         48,988         39,606         24%



8. For Jackson, market share data is provided for the first nine months of 2006, being the latest available. Variable annuity data is sourced from VARDS, fixed annuity data is sourced from LIMRA and fixed index annuities data is sourced from LIMRA and The Advantage Group.



9. Total number of Prudential plc shares in issue as at 31st December 2006 was 2,444,312,425. This number will be reported monthly to the stock exchange going forward.


10.   Financial Calendar 2006 - 2007:


Full year 2006 Results                                           15th March 2007

Q1 New Business Figures                                          19th April 2007

AGM                                                                17th May 2007

Interim Results                                                 1st  August 2007

Q3 New Business Figures                                        18th October 2007


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP237.5 billion in assets under management, (as at 30 June 2006) Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


Schedule 1A - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2006



TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                                UK & Europe                  US               Asia(1a)                 Total
                                                           (1a)


                           FY 2006   FY 2005 +/-(%)    FY    FY   +/- FY 2006  FY 2005   +/-  FY 2006  FY 2005  +/-
                                                     2006  2005   (%)                    (%)                    (%)
                              GBPm      GBPm         GBPm  GBPm          GBPm     GBPm           GBPm     GBPm

Total Insurance Products     7,192     7,192     0% 5,981 4,958   21%   1,921    1,491   29%   15,094   13,641  11%
Total Investment            13,486     7,916    70%  -     -     -     20,408   18,049   13%   33,894   25,965  31%
Products - Gross Inflows
(2)
Group Total                 20,678    15,108    37% 5,981 4,958   21%  22,329   19,540   14%   48,988   39,606  24%




INSURANCE OPERATIONS
                                 Single                Regular                 Total          Annual Equivalents (3)

                         FY 2006 FY 2005  +/-(%)    FY  FY 2005   +/- FY 2006 FY 2005   +/-  FY 2006     FY +/-(%)
                                                  2006            (%)                   (%)            2005
                            GBPm    GBPm          GBPm     GBPm          GBPm    GBPm           GBPm   GBPm
UK Insurance Operations
Direct to Customer
Individual Pensions           14      12     17%     7        8 (13%)      21      20    5%        8      9  (11%)
Life - With Profit Bond       23      15     53%     1        1    0%      24      16   50%        3      3     0%
Life - Other                  23       2  1,050%     1        2 (50%)      24       4  500%        3      2    50%
Individual Annuities         816     720     13%  -        -      -       816     720   13%       82     72    14%
Sub-Total                    876     749     17%     9       11 (18%)     885     760   16%       97     86    13%
DWP Rebates                  161     244   (34%)  -        -      -       161     244 (34%)       16     24  (33%)
Total                      1,037     993      4%     9       11 (18%)   1,046   1,004    4%      113    110     3%
Business to Business
Corporate Pensions           536     242    121%   162      146   11%     698     388   80%      216    170    27%
Individual Annuities         264     212     25%  -        -      -       264     212   25%       26     21    24%
Bulk Annuities                85     511   (83%)  -        -      -        85     511 (83%)        9     51  (82%)
Total                        885     965    (8%)   162      146   11%   1,047   1,111  (6%)      251    243     3%
Intermediated
Distribution
Individual Pensions           87      65     34%    18       18    0%     105      83   27%       27     25     8%
Corporate Pensions            43      43      0%     4        7 (43%)      47      50  (6%)        8     11  (27%)
Life - With Profit Bond      202     159     27%  -        -      -       202     159   27%       20     16    25%
Life - Other Bond            693     947   (27%)  -        -      -       693     947 (27%)       69     95  (27%)
Life - Other                  66       6  1,000%     5        6 (17%)      71      12  492%       12      7    71%
Individual Annuities         919     995    (8%)  -        -      -       919     995  (8%)       92    100   (8%)
Total                      2,010   2,215    (9%)    27       31 (13%)   2,037   2,246  (9%)      228    253  (10%)
Partnerships
Individual Pensions            1    -        -    -        -      -         1    -      -       -      -       -
Life - With Profit Bond       24    -        -    -        -      -        24    -      -          2   -       -
Life - Other Bond            117    -        -    -        -      -       117    -      -         12   -       -
Life - Other                 698     814   (14%)     3        3    0%     701     817 (14%)       73     84  (13%)
Individual Annuities         714     295    142%  -        -      -       714     295  142%       71     30   137%
Bulk Annuities -             560    -        -    -        -      -       560    -      -         56   -       -
Reinsurance from Scot Am
Insurance Fund
Bulk Annuities               786   1,519   (48%)  -        -      -       786   1,519 (48%)       79    152  (48%)
Total                      2,900   2,628     10%     3        3    0%   2,903   2,631   10%      293    266    10%

Total:
Individual Pensions          102      77     32%    25       26  (4%)     127     103   23%       35     34     3%
Corporate Pensions           579     285    103%   166      153    8%     745     438   70%      224    182    23%
Life - With Profit Bond      249     174     43%     1        1    0%     250     175   43%       26     18    44%
Life - Other Bond            810     947   (14%)  -        -      -       810     947 (14%)       81     95  (15%)
Life - Other                 787     822    (4%)     9       11 (18%)     796     833  (4%)       88     93   (5%)
Individual Annuities       2,713   2,222     22%  -        -      -     2,713   2,222   22%      271    222    22%
Bulk Annuities             1,431   2,030   (30%)  -        -      -     1,431   2,030 (30%)      143    203  (30%)
Sub-Total                  6,671   6,557      2%   201      191    5%   6,872   6,748    2%      868    847     2%
DWP Rebates                  161     244   (34%)  -        -      -       161     244 (34%)       16     24  (33%)
Total UK Insurance         6,832   6,801      0%   201      191    5%   7,033   6,992    1%      884    871     1%
Operations

European Insurance
Operations (1a)
Insurance Products           159     200   (21%)  -        -      -       159     200 (21%)       16     20  (20%)
Total European Insurance     159     200   (21%)  -        -      -       159     200 (21%)       16     20  (20%)
Operations


Total UK & Europe          6,991   7,001    (0%)   201      191    5%   7,192   7,192    0%      900    891     1%
Insurance Operations

US Insurance Operations
(1a)
Fixed Annuities              688     777   (11%)  -        -      -       688     777 (11%)       69     78  (12%)
Fixed Index Annuities        554     608    (9%)  -        -      -       554     608  (9%)       55     61  (10%)
Variable Annuities         3,819   2,572     48%  -        -      -     3,819   2,572   48%      382    257    49%
Life                           8      11   (27%)    17       14   21%      25      25    0%       18     15    20%
Sub-Total Retail           5,069   3,968     28%    17       14   21%   5,086   3,982   28%      524    411    27%
Guaranteed Investment        458     350     31%  -        -      -       458     350   31%       46     35    31%
Contracts
GIC - Medium Term Note       437     626   (30%)  -        -      -       437     626 (30%)       44     63  (30%)
Total US Insurance         5,964   4,944     21%    17       14   21%   5,981   4,958   21%      613    508    21%
Operations

Asian Insurance
Operations (1a)
China                         27      17     59%    36       23   57%      63      40   58%       39     25    56%
Hong Kong                    355     285     25%   103       81   27%     458     366   25%      139    110    26%
India (6)                     20       4    400%   105       55   91%     125      59  112%      107     55    95%
Indonesia                     31      44   (30%)    71       44   61%     102      88   16%       74     48    54%
Japan                         68      28    143%     7        3  133%      75      31  142%       14      6   133%
Korea                        103      31    232%   208      139   50%     311     170   83%      218    142    54%
Malaysia                       4       9   (56%)    72       67    7%      76      76    0%       72     68     6%
Singapore                    357     293     22%    72       59   22%     429     352   22%      108     88    23%
Taiwan                        92     121   (24%)   139      145  (4%)     231     266 (13%)      148    157   (6%)
Other (4)                     15       9     67%    36       34    6%      51      43   19%       38     35     9%
Total Asian Insurance      1,072     841     27%   849      650   31%   1,921   1,491   29%      956    734    30%
Operations


Group Total               14,027  12,786     10% 1,067      855   25%  15,094  13,641   11%    2,470  2,134    16%







                                             Schedule 1B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2006



TOTAL INSURANCE AND INVESTMENT NEW BUSINESS
                               UK & Europe               US (1b)               Asia (1b)                 Total


                         FY 2006  FY 2005  +/-(%)  FY 2006    FY  +/-(%) FY 2006 FY 2005   +/-  FY 2006   FY 2005  +/-
                                                            2005                           (%)                     (%)
                            GBPm     GBPm             GBPm  GBPm            GBPm    GBPm           GBPm      GBPm

Total Insurance            7,192    7,193    (0%)    5,981 5,023     19%   1,921   1,484   29%   15,094    13,700  10%
Products
Total Investment          13,486    7,916     70%     -     -       -     20,408  18,457   11%   33,894    26,373  29%
Products - Gross
Inflows (2)
Group Total               20,678   15,109     37%    5,981 5,023     19%  22,329  19,941   12%   48,988    40,073  22%




INSURANCE OPERATIONS
                                  Single                Regular                 Total          Annual Equivalents (3)

                         FY 2006  FY 2005 +/- (%)    FY  FY 2005   +/- FY 2006 FY 2005   +/-   FY 2006     FY +/-(%)
                                                   2006            (%)                   (%)             2005
                            GBPm     GBPm          GBPm     GBPm          GBPm    GBPm            GBPm   GBPm
UK Insurance Operations
Direct to Customer
Individual Pensions           14       12     17%     7        8 (13%)      21      20    5%         8      9  (11%)
Life - With Profit Bond       23       15     53%     1        1    0%      24      16   50%         3      3     0%
Life - Other                  23        2  1,050%     1        2 (50%)      24       4  500%         3      2    50%
Individual Annuities         816      720     13%  -        -      -       816     720   13%        82     72    14%
Sub-Total                    876      749     17%     9       11 (18%)     885     760   16%        97     86    13%
DWP Rebates                  161      244   (34%)  -        -      -       161     244 (34%)        16     24  (33%)
Total                      1,037      993      4%     9       11 (18%)   1,046   1,004    4%       113    110     3%
Business to Business
Corporate Pensions           536      242    121%   162      146   11%     698     388   80%       216    170    27%
Individual Annuities         264      212     25%  -        -      -       264     212   25%        26     21    24%
Bulk Annuities                85      511   (83%)  -        -      -        85     511 (83%)         9     51  (82%)
Total                        885      965    (8%)   162      146   11%   1,047   1,111  (6%)       251    243     3%
Intermediated
Distribution
Individual Pensions           87       65     34%    18       18    0%     105      83   27%        27     25     8%
Corporate Pensions            43       43      0%     4        7 (43%)      47      50  (6%)         8     11  (27%)
Life - With Profit Bond      202      159     27%  -        -      -       202     159   27%        20     16    25%
Life - Other Bond            693      947   (27%)  -        -      -       693     947 (27%)        69     95  (27%)
Life - Other                  66        6  1,000%     5        6 (17%)      71      12  492%        12      7    71%
Individual Annuities         919      995    (8%)  -        -      -       919     995  (8%)        92    100   (8%)
Total                      2,010    2,215    (9%)    27       31 (13%)   2,037   2,246  (9%)       228    253  (10%)
Partnerships
Individual Pensions            1     -        -    -        -      -         1    -      -        -      -       -
Life - With Profit Bond       24     -        -    -        -      -        24    -      -           2   -       -
Life - Other Bond            117     -        -    -        -      -       117    -      -          12   -       -
Life - Other                 698      814   (14%)     3        3    0%     701     817 (14%)        73     84  (13%)
Individual Annuities         714      295    142%  -       -       -       714     295  142%        71     30   137%
Bulk Annuities -             560     -        -    -        -      -       560    -      -          56   -       -
Reinsurance from Scot
Am Insurance Fund
Bulk Annuities               786    1,519   (48%)  -        -      -       786   1,519 (48%)        79    152  (48%)
Total                      2,900    2,628     10%     3        3    0%   2,903   2,631   10%       293    266    10%

Total:
Individual Pensions          102       77     32%    25       26  (4%)     127     103   23%        35     34     3%
Corporate Pensions           579      285    103%   166      153    8%     745     438   70%       224    182    23%
Life - With Profit Bond      249      174     43%     1        1    0%     250     175   43%        26     18    44%
Life - Other Bond            810      947   (14%)  -        -      -       810     947 (14%)        81     95  (15%)
Life - Other                 787      822    (4%)     9       11 (18%)     796     833  (4%)        88     93   (5%)
Individual Annuities       2,713    2,222     22%  -        -      -     2,713   2,222   22%       271    222    22%
Bulk Annuities             1,431    2,030   (30%)  -        -      -     1,431   2,030 (30%)       143    203  (30%)
Sub-Total                  6,671    6,557      2%   201      191    5%   6,872   6,748    2%       868    847     2%
DWP Rebates                  161      244   (34%)  -        -      -       161     244 (34%)        16     24  (33%)
Total UK Insurance         6,832    6,801      0%   201      191    5%   7,033   6,992    1%       884    871     1%
Operations

European Insurance
Operations (1b)
Insurance Products           159      201   (21%)  -        -      -       159     201 (21%)        16     20  (20%)
Total European               159      201   (21%)  -        -      -       159     201 (21%)        16     20  (20%)
Insurance Operations


Total UK & Europe          6,991    7,002    (0%)   201      191    5%   7,192   7,193  (0%)       900    891     1%
Insurance Operations

US Insurance Operations
(1b)
Fixed Annuities              688      788   (13%)  -        -      -       688     788 (13%)        69     79  (13%)
Fixed Index Annuities        554      616   (10%)  -        -      -       554     616 (10%)        55     62  (11%)
Variable Annuities         3,819    2,605     47%  -        -      -     3,819   2,605   47%       382    261    46%
Life                           8       11   (27%)    17       14   21%      25      25    0%        18     15    20%
Sub-Total Retail           5,069    4,020     26%    17       14   21%   5,086   4,034   26%       524    416    26%
Guaranteed Investment        458      355     29%  -        -      -       458     355   29%        46     36    28%
Contracts
GIC - Medium Term Note       437      634   (31%)  -        -      -       437     634 (31%)        44     63  (30%)
Total US Insurance         5,964    5,009     19%    17       14   21%   5,981   5,023   19%       613    515    19%
Operations

Asian Insurance
Operations (1b)
China                         27       17     59%    36       23   57%      63      40   58%        39     25    56%
Hong Kong                    355      289     23%   103       83   24%     458     372   23%       139    112    24%
India (6)                     20        4    400%   105       57   84%     125      61  105%       107     57    88%
Indonesia                     31       42   (26%)    71       42   69%     102      84   21%        74     46    61%
Japan                         68       30    127%     7        4   75%      75      34  121%        14      7   100%
Korea                        103       29    255%   208      132   58%     311     161   93%       218    135    61%
Malaysia                       4        9   (56%)    72       66    9%      76      75    1%        72     67     7%
Singapore                    357      284     26%    72       58   24%     429     342   25%       108     86    26%
Taiwan                        92      124   (26%)   139      149  (7%)     231     273 (15%)       148    161   (8%)
Other (4)                     15        9     67%    36       33    9%      51      42   21%        38     34    12%
Total Asian Insurance      1,072      837     28%   849      647   31%   1,921   1,484   29%       956    731    31%
Operations


Group Total               14,027   12,848      9% 1,067      852   25%  15,094  13,700   10%     2,470  2,137    16%




                                             Schedule 1B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2006



TOTAL INSURANCE AND INVESTMENT NEW BUSINESS
                            UK & Europe               US (1b)                Asia (1b)                  Total


                       FY 2006  FY 2005   +/-   FY 2006     FY +/-(%)  FY 2006  FY 2005   +/-  FY 2006  FY 2005   +/-
                                          (%)             2005                            (%)                     (%)
                          GBPm     GBPm            GBPm   GBPm            GBPm     GBPm           GBPm     GBPm

Total Insurance          7,192    7,193  (0%)     5,981  5,023    19%    1,921    1,484   29%   15,094   13,700   10%
Products
Total Investment        13,486    7,916   70%      -      -      -      20,408   18,457   11%   33,894   26,373   29%
Products - Gross
Inflows (2)
Group Total             20,678   15,109   37%     5,981  5,023    19%   22,329   19,941   12%   48,988   40,073   22%




INSURANCE OPERATIONS
                                      Single                Regular                Total         Annual Equivalents (3)

                             FY 2006  FY 2005  +/-(%)    FY  FY 2005   +/-     FY FY 2005   +/-     FY     FY +/-(%)
                                                       2006            (%)   2006           (%)   2006   2005
                                GBPm     GBPm          GBPm     GBPm         GBPm    GBPm         GBPm   GBPm
UK Insurance Operations
Direct to Customer
Individual Pensions               14       12     17%     7        8 (13%)     21      20    5%      8      9  (11%)
Life - With Profit Bond           23       15     53%     1        1    0%     24      16   50%      3      3     0%
Life - Other                      23        2  1,050%     1        2 (50%)     24       4  500%      3      2    50%
Individual Annuities             816      720     13%  -        -      -      816     720   13%     82     72    14%
Sub-Total                        876      749     17%     9       11 (18%)    885     760   16%     97     86    13%
DWP Rebates                      161      244   (34%)  -        -      -      161     244 (34%)     16     24  (33%)
Total                          1,037      993      4%     9       11 (18%)  1,046   1,004    4%    113    110     3%
Business to Business
Corporate Pensions               536      242    121%   162      146   11%    698     388   80%    216    170    27%
Individual Annuities             264      212     25%  -        -      -      264     212   25%     26     21    24%
Bulk Annuities                    85      511   (83%)  -        -      -       85     511 (83%)      9     51  (82%)
Total                            885      965    (8%)   162      146   11%  1,047   1,111  (6%)    251    243     3%
Intermediated Distribution
Individual Pensions               87       65     34%    18       18    0%    105      83   27%     27     25     8%
Corporate Pensions                43       43      0%     4        7 (43%)     47      50  (6%)      8     11  (27%)
Life - With Profit Bond          202      159     27%  -        -      -      202     159   27%     20     16    25%
Life - Other Bond                693      947   (27%)  -        -      -      693     947 (27%)     69     95  (27%)
Life - Other                      66        6  1,000%     5        6 (17%)     71      12  492%     12      7    71%
Individual Annuities             919      995    (8%)  -        -      -      919     995  (8%)     92    100   (8%)
Total                          2,010    2,215    (9%)    27       31 (13%)  2,037   2,246  (9%)    228    253  (10%)
Partnerships
Individual Pensions                1     -        -    -        -      -        1    -      -     -      -       -
Life - With Profit Bond           24     -        -    -        -      -       24    -      -        2   -       -
Life - Other Bond                117     -        -    -        -      -      117    -      -       12   -       -
Life - Other                     698      814   (14%)     3        3    0%    701     817 (14%)     73     84  (13%)
Individual Annuities             714      295    142%  -        -      -      714     295  142%     71     30   137%
Bulk Annuities - Reinsurance     560     -        -    -        -      -      560    -      -       56   -       -
from Scot Am Insurance Fund
Bulk Annuities                   786    1,519   (48%)  -        -      -      786   1,519 (48%)     79    152  (48%)
Total                          2,900    2,628     10%     3        3    0%  2,903   2,631   10%    293    266    10%

Total:
Individual Pensions              102       77     32%    25       26  (4%)    127     103   23%     35     34     3%
Corporate Pensions               579      285    103%   166      153    8%    745     438   70%    224    182    23%
Life - With Profit Bond          249      174     43%     1        1    0%    250     175   43%     26     18    44%
Life - Other Bond                810      947   (14%)  -        -      -      810     947 (14%)     81     95  (15%)
Life - Other                     787      822    (4%)     9       11 (18%)    796     833  (4%)     88     93   (5%)
Individual Annuities           2,713    2,222     22%  -        -      -    2,713   2,222   22%    271    222    22%
Bulk Annuities                 1,431    2,030   (30%)  -        -      -    1,431   2,030 (30%)    143    203  (30%)
Sub-Total                      6,671    6,557      2%   201      191    5%  6,872   6,748    2%    868    847     2%
DWP Rebates                      161      244   (34%)  -        -      -      161     244 (34%)     16     24  (33%)
Total UK Insurance             6,832    6,801      0%   201      191    5%  7,033   6,992    1%    884    871     1%
Operations

European Insurance
Operations (1b)
Insurance Products               159      201   (21%)  -        -      -      159     201 (21%)     16     20  (20%)
Total European Insurance         159      201   (21%)  -        -      -      159     201 (21%)     16     20  (20%)
Operations


Total UK & Europe Insurance    6,991    7,002    (0%)   201      191    5%  7,192   7,193  (0%)    900    891     1%
Operations

US Insurance Operations (1b)
Fixed Annuities                  688      788   (13%)  -        -      -      688     788 (13%)     69     79  (13%)
Fixed Index Annuities            554      616   (10%)  -        -      -      554     616 (10%)     55     62  (11%)
Variable Annuities             3,819    2,605     47%  -        -      -    3,819   2,605   47%    382    261    46%
Life                               8       11   (27%)    17       14   21%     25      25    0%     18     15    20%
Sub-Total Retail               5,069    4,020     26%    17       14   21%  5,086   4,034   26%    524    416    26%
Guaranteed Investment            458      355     29%  -        -      -      458     355   29%     46     36    28%
Contracts
GIC - Medium Term Note           437      634   (31%)  -        -     -       437     634 (31%)     44     63  (30%)
Total US Insurance             5,964    5,009     19%    17       14   21%  5,981   5,023   19%    613    515    19%
Operations

Asian Insurance Operations
(1b)
China                             27       17     59%    36       23   57%     63      40   58%     39     25    56%
Hong Kong                        355      289     23%   103       83   24%    458     372   23%    139    112    24%
India (6)                         20        4    400%   105       57   84%    125      61  105%    107     57    88%
Indonesia                         31       42   (26%)    71       42   69%    102      84   21%     74     46    61%
Japan                             68       30    127%     7        4   75%     75      34  121%     14      7   100%
Korea                            103       29    255%   208      132   58%    311     161   93%    218    135    61%
Malaysia                           4        9   (56%)    72       66    9%     76      75    1%     72     67     7%
Singapore                        357      284     26%    72       58   24%    429     342   25%    108     86    26%
Taiwan                            92      124   (26%)   139      149  (7%)    231     273 (15%)    148    161   (8%)
Other (4)                         15        9     67%    36       33    9%     51      42   21%     38     34    12%
Total Asian Insurance          1,072      837     28%   849      647   31%  1,921   1,484   29%    956    731    31%
Operations


Group Total                   14,027   12,848      9% 1,067      852   25% 15,094  13,700   10%  2,470  2,137    16%



                                                                      Schedule 2

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2006



INVESTMENT OPERATIONS
                                                                                          Market &        Net
                                     Opening                                      Other   Currency   Movement  Closing
                                         FUM     Gross  Redemptions      Net  Movements  Movements     In FUM      FUM
                                               Inflows               Inflows
2006                                    GBPm      GBPm         GBPm     GBPm       GBPm       GBPm       GBPm     GBPm
    M&G
    Retail                            14,627     6,722      (3,619)    3,103       -         1,446      4,549   19,176
    Institutional (5)                 21,568     6,764      (3,766)    2,998        140      1,064      4,202   25,770
    Total M&G                         36,195    13,486      (7,385)    6,101        140      2,510      8,751   44,946

    Asia (10)
    India (9)                          1,005       982        (680)      302         45       (62)        285    1,290
    Taiwan                               632     1,185        (866)      319       -            18        337      969
    Korea                              2,269     2,981      (2,065)      916      (297)         64        683    2,952
    Japan                              2,695     1,393      (1,026)      367       -         (246)        121    2,816
    Other Mutual Fund Operations       1,037     1,005        (619)      386        (1)         46        431    1,468
    Total Asian Equity/Bond/Other      7,638     7,546      (5,256)    2,290      (253)      (180)      1,857    9,495

    MMF
    India (9)                            461     8,961      (8,762)      199       (75)        124        248      709
    Taiwan                               667     1,378      (1,516)    (138)       -          (62)      (200)      467
    Korea                                534     2,221      (2,122)       99       (17)        (7)         75      609
    Other Mutual Fund Operations         143       182        (179)        3       -          (13)       (10)      133
    Total Asian MMF                    1,805    12,742     (12,579)      163       (92)         42        113    1,918

    Total Asia Retail Mutual Funds     9,443    20,288     (17,835)    2,453      (345)      (138)      1,970   11,413

    Third Party Institutional            691       120         (41)       79       -            70        149      840
    Mandates


    Total Asian Investment            10,134    20,408     (17,876)    2,532      (345)       (68)      2,119   12,253
    Operations


    Total Investment Products         46,329    33,894     (25,261)    8,633      (205)      2,442     10,870   57,199

                                                                                          Market &        Net
                                     Opening                                      Other   Currency   Movement  Closing
                                         FUM     Gross  Redemptions      Net  Movements  Movements     In FUM      FUM
                                               Inflows               Inflows
2005                                    GBPm      GBPm         GBPm     GBPm       GBPm       GBPm       GBPm     GBPm
    M&G
    Retail                            11,613     3,842      (2,497)    1,345       -         1,669      3,014   14,627
    Institutional (5)                 17,092     4,074      (1,557)    2,517      (229)      2,188      4,476   21,568
    Total M&G                         28,705     7,916      (4,054)    3,862      (229)      3,857      7,490   36,195

    Asia (10)
    India (9)                          1,231     1,931      (1,770)      161      (669)        282      (226)    1,005
    Taiwan                               485       555        (563)      (8)       -           155        147      632
    Korea                              1,089     2,151      (1,363)      788       (15)        407      1,180    2,269
    Japan                              1,638     1,487        (582)      905       -           152      1,057    2,695
    Other Mutual Fund Operations         646       673        (378)      295       -            96        391    1,037
    Total Asia Equity/Bond/Other       5,089     6,797      (4,656)    2,141      (684)      1,092      2,549    7,638

    MMF
    India (9)                            913     8,251      (8,264)     (13)      (524)         85      (452)      461
    Taiwan                             1,312     1,823      (2,561)    (738)       -            93      (645)      667
    Korea                                338     1,378      (1,240)      138        (6)         64        196      534
    Other Mutual Fund Operations         181       206        (255)     (49)       -            11       (38)      143
    Total Asian MMF                    2,744    11,658     (12,320)    (662)      (530)        253      (939)    1,805


    Total Asia Retail Mutual Funds     7,833    18,455     (16,976)    1,479    (1,214)      1,345      1,610    9,443

    Third Party Institutional            705         2        (153)    (151)       -           137       (14)      691
    Mandates


    Total Asian Investment             8,538    18,457     (17,129)    1,328    (1,214)      1,482      1,596   10,134
    Operations


    Total Investment Products         37,243    26,373     (21,183)    5,190    (1,443)      5,339      9,086   46,329

                                                                                          Market &        Net
                                     Opening                                      Other   Currency   Movement  Closing
                                         FUM     Gross  Redemptions      Net  Movements  Movements     In FUM      FUM
                                               Inflows               Inflows
2006 Relative to 2005                      %         %            %        %          %          %          %        %
    M&G
    Retail                               26%       75%        (45%)     131%        -        (13%)        51%      31%
    Institutional (5)                    26%       66%       (142%)      19%       161%      (51%)       (6%)      19%
    Total M&G                            26%       70%        (82%)      58%       161%      (35%)        17%      24%

    Asia (10)
    India (9)                          (18%)     (49%)          62%      88%       107%     (122%)       226%      28%
    Taiwan                               30%      114%        (54%)   4,088%        -        (88%)       129%      53%
    Korea                               108%       39%        (52%)      16%   (1,880%)      (84%)      (42%)      30%
    Japan                                65%      (6%)        (76%)    (59%)        -       (262%)      (89%)       4%
    Other Mutual Fund Operations         61%       49%        (64%)      31%        -        (52%)        10%      42%
    Total Asian Equity/Bond/Other        50%       11%        (13%)       7%        63%     (116%)      (27%)      24%

    Asia
    India (9)                          (50%)        9%         (6%)   1,631%        86%        46%       155%      54%
    Taiwan                             (49%)     (24%)          41%      81%        -       (167%)        69%    (30%)
    Korea                                58%       61%        (71%)    (28%)     (183%)     (111%)      (62%)      14%
    Other Mutual Fund Operations       (21%)     (12%)          30%     106%        -       (218%)        74%     (7%)
    Total Asian MMF                    (34%)        9%         (2%)     125%        83%      (83%)       112%       6%


    Total Asian Retail Mutual            21%       10%         (5%)      66%        72%     (110%)        22%      21%
    Funds


    Third Party Institutional           (2%)    5,900%          73%     152%        -        (49%)     1,164%      22%
    Mandates


    Total Asian Investment               19%       11%         (4%)      91%        72%     (105%)        33%      21%
    Operations


    Total Investment Products            24%       29%        (19%)      66%        86%      (54%)        20%      23%



                                                                                          2006 Q4    2005 Q4
US (7)                                                                                         YTD        YTD  +/- (%)
                                                                                              GBPm       GBPm

Curian Capital
External Funds Under                                                                         1,242        853      46%
Administration


                                                                      Schedule 3

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2006 VERSUS QUARTER 4 2005



INSURANCE OPERATIONS
                              Single                  Regular                Total              Annual Equivalents (3)
                      Q4 2006 Q4 2005  +/-(%) Q4 2006  Q4 2005  +/-(%)    Q4    Q4  +/-(%)    Q4 2006 Q4 2005  +/-(%)
                                                                        2006  2005
                         GBPm    GBPm            GBPm     GBPm          GBPm  GBPm               GBPm    GBPm

UK Insurance
Operations
Direct to Customer
Individual Pensions         4       2    100%       2        2      0%     6     4     50%          2       2      0%
Life - With Profit          7       4     75%    -        -        -       7     4     75%          1    -        -
Bond
Life - Other               10       2    400%   -         -        -      10     2    400%          1    -        -
Individual Annuities      205     178     15%    -        -        -     205   178     15%         21      18     17%
Sub-Total                 226     186     22%       2        2      0%   228   188     21%         25      21     19%
DWP Rebates              -         10     -      -        -        -    -       10     -         -          1     -
Total                     226     196     15%       2        2      0%   228   198     15%         25      22     14%

Business to Business
Corporate Pensions        326      81    302%      45       54   (17%)   371   135    175%         78      62     26%
Individual Annuities       91      61     49%    -        -        -      91    61     49%          9       6     50%
Bulk Annuities             40      98   (59%)    -        -        -      40    98   (59%)          4      10   (60%)
Total                     457     240     90%      45       54   (17%)   502   294     71%         91      78     17%

Intermediated
Distribution
Individual Pensions        20      15     33%       4        4      0%    24    19     26%          6       6      0%
Corporate Pensions         12      11      9%       1        1      0%    13    12      8%          2       2      0%
Life - With Profit         60      40     50%    -        -        -      60    40     50%          6       4     50%
Bond
Life - Other Bond         125     265   (53%)    -        -        -     125   265   (53%)         13      27   (52%)
Life - Other               29       2  1,350%    -           2     -      29     4    625%          3       2     50%
Individual Annuities      368     209     76%    -        -        -     368   209     76%         37      21     76%
Total                     614     542     13%       5        7   (29%)   619   549     13%         66      61      8%

Partnerships
Individual Pensions       (1)    -        -      -        -        -     (1)  -        -         -       -        -
Life - With Profit         13    -        -      -        -        -      13  -        -            1    -        -
Bond
Life - Other Bond          16    -        -      -        -        -      16  -        -            2    -        -
Life - Other              201     185      9%       1        1      0%   202   186      9%         21      20      5%
Individual Annuities      171     149     15%    -        -        -     171   149     15%         17      15     13%
Bulk Annuities -         (32)    -        -      -        -        -    (32)  -        -          (3)    -        -
Reinsurance from Scot
Am Insurance Fund
Bulk Annuities            123    -        -      -        -        -     123  -        -           12    -        -
Total                     491     334     47%       1        1      0%   492   335     47%         50      34     47%


Total:
Individual Pensions        23      17     35%       6        6      0%    29    23     26%          8       8      0%
Corporate Pensions        338      92    267%      46       55   (16%)   384   147    161%         80      64     25%
Life - With Profit         80      44     82%    -        -        -      80    44     82%          8       4    100%
Bond
Life - Other Bond         141     265   (47%)    -        -        -     141   265   (47%)         14      27   (48%)
Life - Other              240     189     27%       1        3   (67%)   241   192     26%         25      22     14%
Individual Annuities      835     597     40%    -        -        -     835   597     40%         84      60     40%
Bulk Annuities            131      98     34%    -        -        -     131    98     34%         13      10     30%
                        1,788   1,302     37%      53       64   (17%) 1,841 1,366     35%        232     194     20%
DWP Rebates              -         10     -      -        -        -    -       10     -         -          1     -
Total UK Insurance      1,788   1,312     36%      53       64   (17%) 1,841 1,376     34%        232     195     19%
Operations

European Insurance
Operations
Insurance Products         44      47    (6%)    -        -        -      44    47    (6%)          4       5   (20%)
Total European             44      47    (6%)    -        -        -      44    47    (6%)          4       5   (20%)
Insurance Operations

Total UK and Europe     1,832   1,359     35%      53       64   (17%) 1,885 1,423     32%        236     200     18%
Unsurance Operations

US Insurance
Operations (8)
Fixed Annuities           171     149     15%    -        -        -     171   149     15%         17      15     13%
Fixed Index Annuities     118     155   (24%)    -        -        -     118   155   (24%)         12      16   (25%)
Variable Annuities      1,010     735     37%    -        -        -   1,010   735     37%        101      74     36%
Life                        2       3   (33%)       4        4      0%     6     7   (14%)          4       4      0%
Sub-Total Retail        1,301   1,042     25%       4        4      0% 1,305 1,046     25%        134     108     24%
Guaranteed Investment     133      49    171%    -        -        -     133    49    171%         13       5    160%
Contracts
GIC - Medium Term         (6)       9  (167%)    -        -        -     (6)     9  (167%)        (1)       1  (200%)
Note
Total US Insurance      1,428   1,100     30%       4        4      0% 1,432 1,104     30%        147     114     29%
Operations

Asian Insurance
Operations (8)
China                       5       8   (38%)      15        8     88%    20    16     25%         16       9     78%
Hong Kong                 131      88     49%      35       28     25%   166   116     43%         48      37     30%
India (6)                   6       1    500%      28       16     75%    34    17    100%         29      16     81%
Indonesia                  14       6    133%      22       13     69%    36    19     89%         23      14     64%
Japan                      27      11    145%       3     -        -      30    11    173%          6       1    500%
Korea                      27      18     50%      53       41     29%    80    59     36%         56      43     30%
Malaysia                    1       1      0%      23       20     15%    24    21     14%         23      20     15%
Singapore                  87      90    (3%)      25       19     32%   112   109      3%         34      28     21%
Taiwan                     34      29     17%      33       40   (18%)    67    69    (3%)         36      43   (16%)
Other (4)                   6       2    200%      11        9     22%    17    11     55%         12       9     33%
Total Asian Insurance     338     254     33%     248      194     28%   586   448     31%        282     219     29%
Operations


Group Total             3,598   2,713     33%     305      262     16% 3,903 2,975     31%        665     533     25%




INVESTMENT OPERATIONS
                               M&G           Asia Retail Mutual Funds     Asia Third Party      Total Investment Products
                     Q4 2006 Q4 2005  +/-(%) Q4 2006  Q4 2005  +/-(%)     Q4     Q4   +/-(%)    Q4 2006 Q4 2005  +/-(%)
                                                                        2006   2005
                        GBPm    GBPm            GBPm     GBPm           GBPm   GBPm

Opening FUM           42,258  33,760     25%  10,396    8,605     21%    758    669      13%     53,412  43,034     24%

Gross Inflows          3,505   2,316     51%   5,673    4,075     39%     40      2   1,900%      9,218   6,393     44%
Less Redemptions     (2,514) (1,189)  (111%) (4,734)  (3,690)   (28%)    (4)    (3)    (33%)    (7,252) (4,882)   (49%)
Net Flows                991   1,127   (12%)     939      385    144%     36    (1)   3,700%      1,966   1,511     30%
Other Movements          (6)    (74)     92%    (34)      (6)  (467%)   -      -         -         (40)    (80)     50%
Market And Currency    1,703   1,382     23%     112      459   (76%)     46     23     100%      1,861   1,864    (0%)
Movements

Net Movements in FUM   2,688   2,435     10%   1,017      838     21%     82     22     273%      3,787   3,295     15%

Closing FUM           44,946  36,195     24%  11,413    9,443     21%    840    691      22%     57,199  46,329     23%




Schedule 4

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2006 VERSUS QUARTER 3 2006



INSURANCE OPERATIONS
                             Single                  Regular                 Total               Annual Equivalents (3)
                     Q4 2006     Q 3  +/-(%) Q4 2006 Q 3 2006   +/- Q4 2006     Q 3 +/-( %)    Q4 2006     Q 3 +/- (%)
                                2006                            (%)            2006                       2006
                        GBPm    GBPm            GBPm     GBPm          GBPm    GBPm               GBPm    GBPm
UK Insurance
Operations
Direct to Customer
Individual Pensions        4       2    100%       2        1  100%       6       3    100%          2       1    100%
Life - With Profit         7       6     17%    -        -      -         7       6     17%          1       1      0%
Bond
Life - Other              10       4    150%    -        -      -        10       4    150%          1    -        -
Individual Annuities     205     199      3%    -        -      -       205     199      3%         21      20      5%
Sub-Total                226     211      7%       2        1  100%     228     212      8%         25      22     14%
DWP Rebates             -       -        -      -        -      -      -       -        -         -       -        -
Total                    226     211      7%       2        1  100%     228     212      8%         25      22     14%

Business to Business
Corporate Pensions       326      32    919%      45       43    5%     371      75    395%         78      46     70%
Individual Annuities      91      71     28%    -        -      -        91      71     28%          9       7     29%
Bulk Annuities            40      22     82%    -        -      -        40      22     82%          4       2    100%
Total                    457     125    266%      45       43    5%     502     168    199%         91      56     63%

Intermediated
Distribution
Individual Pensions       20      11     82%       4        5 (20%)      24      16     50%          6       6      0%
Corporate Pensions        12       9     33%       1        1    0%      13      10     30%          2       2      0%
Life - With Profit        60      50     20%    -        -      -        60      50     20%          6       5     20%
Bond
Life - Other Bond        125     128    (2%)    -        -      -       125     128    (2%)         13      13      0%
Life - Other              29      19     53%    -           1   -        29      20     45%          3       3      0%
Individual Annuities     368     192     92%    -        -      -       368     192     92%         37      19     95%
Total                    614     409     50%       5        7 (29%)     619     416     49%         66      48     38%

Partnerships
Individual Pensions      (1)    -        -      -        -      -       (1)    -        -         -       -        -
Life - With Profit        13       5    160%    -        -      -        13       5    160%          1       1      0%
Bond
Life - Other Bond         16      25   (36%)   -         -      -        16      25   (36%)          2       3   (33%)
Life - Other             201     180     12%       1        1    0%     202     181     12%         21      19     11%
Individual Annuities     171     280   (39%)    -        -      -       171     280   (39%)         17      28   (39%)
Bulk Annuities -        (32)    -        -     -         -      -      (32)    -        -          (3)    -        -
Reinsurance from
Scot Am Insurance
Fund
Bulk Annuities           123    -        -      -        -      -       123    -        -           12    -        -
Total                    491     490      0%       1        1    0%     492     491      0%         50      50      0%


Total:
Individual Pensions       23      13     77%       6        6    0%      29      19     53%          8       7     14%
Corporate Pensions       338      41    724%      46       44    5%     384      85    352%         80      48     67%
Life - With Profit        80      61     31%    -        -      -        80      61     31%          8       6     33%
Bond
Life - Other Bond        141     153    (8%)    -        -      -       141     153    (8%)         14      15    (7%)
Life - Other             240     203     18%       1        2 (50%)     241     205     18%         25      22     14%
Individual Annuities     835     742     13%    -        -      -       835     742     13%         84      74     14%
Bulk Annuities           131      22    495%    -        -      -       131      22    495%         13       2    550%
                       1,788   1,235     45%      53       52    2%   1,841   1,287     43%        232     176     32%
DWP Rebates             -       -        -      -        -      -      -       -        -         -       -        -
Total UK Insurance     1,788   1,235     45%      53       52    2%   1,841   1,287     43%        232     176     32%
Operations

European Insurance
Operations
Insurance Products        44      33     33%    -        -      -        44      33     33%          4       3     33%
Total European            44      33     33%    -        -      -        44      33     33%          4       3     33%
Insurance Operations

Total UK and Europe    1,832   1,268     44%      53       52    2%   1,885   1,320     43%        236     179     32%
Unsurance Operations

US Insurance
Operations (8)
Fixed Annuities          171     204   (16%)    -        -      -       171     204   (16%)         17      20   (15%)
Fixed Index              118     144   (18%)    -        -      -       118     144   (18%)         12      14   (14%)
Annuities
Variable Annuities     1,010     922     10%    -        -      -     1,010     922     10%        101      92     10%
Life                       2       2      0%       4        4    0%       6       6      0%          4       4      0%
Sub-Total Retail       1,301   1,272      2%       4        4    0%   1,305   1,276      2%        134     131      2%
Guaranteed               133      15    787%    -        -      -       133      15    787%         13       2    550%
Investment Contracts
GIC - Medium Term        (6)     105  (106%)    -        -      -       (6)     105  (106%)        (1)      11  (109%)
Note
Total US Insurance     1,428   1,392      3%       4        4    0%   1,432   1,396      3%        147     143      3%
Operations

Asian Insurance
Operations (8)
China                      5       5      0%      15        8   88%      20      13     54%         16       9     78%
Hong Kong                131      85     54%      35       26   35%     166     111     50%         48      35     37%
India (6)                  6       3    100%      28       22   27%      34      25     36%         29      22     32%
Indonesia                 14       6    133%      22       18   22%      36      24     50%         23      19     21%
Japan                     27      19     42%       3        2   50%      30      21     43%          6       4     50%
Korea                     27      18     50%      53       52    2%      80      70     14%         56      54      4%
Malaysia                   1       1      0%      23       18   28%      24      19     26%         23      18     28%
Singapore                 87      65     34%      25       18   39%     112      83     35%         34      25     36%
Taiwan                    34      11    209%      33       32    3%      67      43     56%         36      33      9%
Other (4)                  6       3    100%      11        8   38%      17      11     55%         12       8     50%
Total Asian              338     216     56%     248      204   22%     586     420     40%        282     226     25%
Insurance Operations


Group Total            3,598   2,876     25%     305      260   17%   3,903   3,136     24%        665     548     21%




INVESTMENT OPERATIONS
                               M&G             Asian Retail Mutual        Asia Third Party       Total Investment
                                                      Funds                                           Products
                     Q4 2006     Q 3  +/-(%) Q4 2006  Q 3 2006   +/- Q4 2006 Q 3 2006  +/-(%)    Q4 2006     Q 3  +/-(%)
                                2006                             (%)                                        2006
                        GBPm    GBPm            GBPm      GBPm          GBPm     GBPm

Opening FUM           42,258  40,135      5%  10,396    10,262    1%     758      673     13%     53,412  51,070      5%

Gross Inflows          3,505   3,186     10%   5,673     4,596   23%      40       72   (44%)      9,218   7,854     17%
Less Redemptions     (2,514) (1,671)   (50%) (4,734)   (4,790)    1%     (4)     (29)     86%    (7,252) (6,490)   (12%)
Net Flows                991   1,515   (35%)     939     (194)  584%      36       43   (16%)      1,966   1,364     44%
Other Movements          (6)     104  (106%)    (34)      (41)   17%    -        -        -         (40)      63  (163%)
Market And Currency    1,703     504    238%     112       369 (70%)      46       42     10%      1,861     915    103%
Movements

Net Movements in FUM   2,688   2,123     27%   1,017       134  659%      82       85    (4%)      3,787   2,342     62%

Closing FUM           44,946  42,258      6%  11,413    10,396   10%     840      758     11%     57,199  53,412      7%




                                            Schedule 5 - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2006



TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                                UK & Europe              US (1a)                 Asia                      Total
                                                                                 (1a)


                          FY 2006 FY 2005 +/- (%)    FY  FY 2005   +/- FY 2006  FY 2005 +/-(%)    FY 2006 FY 2005   +/-
                                                   2006            (%)                                              (%)
                             GBPm    GBPm          GBPm     GBPm          GBPm     GBPm              GBPm    GBPm

Total Insurance Products    7,192   7,192      0% 5,981    4,958   21%   1,921    1,491    29%     15,094  13,641   11%
Total Investment Products  13,486   7,916     70%  -        -     -     20,408   18,049    13%     33,894  25,965   31%
- Gross Inflows (2)
Group Total                20,678  15,108     37% 5,981    4,958   21%  22,329   19,540    14%     48,988  39,606   24%




INSURANCE OPERATIONS
                                  Single                Regular                 Total                   PVNBP (3)

                          FY 2006 FY 2005  +/-(%)    FY  FY 2005   +/- FY 2006  FY 2005   +/-    FY 2006 FY 2005   +/-
                                                   2006            (%)                    (%)                      (%)
                             GBPm    GBPm          GBPm     GBPm          GBPm     GBPm             GBPm    GBPm
UK Insurance Operations
(11)
Direct to Customer
Individual Pensions            14      12     17%     7        8 (13%)      21       20    5%         42      43  (2%)
Life - With Profit Bond        23      15     53%     1        1    0%      24       16   50%         29      17   71%
Life - Other                   23       2  1,050%     1        2 (50%)      24        4  500%         28      10  180%
Individual Annuities          816     720     13%  -        -      -       816      720   13%        816     720   13%
Sub-Total                     876     749     17%     9       11 (18%)     885      760   16%        915     790   16%
DWP Rebates                   161     244   (34%)  -        -      -       161      244 (34%)        161     244 (34%)
Total                       1,037     993      4%     9       11 (18%)   1,046    1,004    4%      1,076   1,034    4%
Business to Business
Corporate Pensions            536     242    121%   162      146   11%     698      388   80%      1,071     772   39%
Individual Annuities          264     212     25%  -        -      -       264      212   25%        264     212   25%
Bulk Annuities                 85     511   (83%)  -        -      -        85      511 (83%)         85     511 (83%)
Total                         885     965    (8%)   162      146   11%   1,047    1,111  (6%)      1,420   1,495  (5%)
Intermediated
Distribution
Individual Pensions            87      65     34%    18       18    0%     105       83   27%        166     128   30%
Corporate Pensions             43      43      0%     4        7 (43%)      47       50  (6%)         62      67  (7%)
Life - With Profit Bond       202     159     27%  -        -      -       202      159   27%        202     159   27%
Life - Other Bond             693     947   (27%)  -        -      -       693      947 (27%)        693     947 (27%)
Life - Other                   66       6  1,000%     5        6 (17%)      71       12  492%        100      43  133%
Individual Annuities          919     995    (8%)  -        -      -       919      995  (8%)        919     995  (8%)
Total                       2,010   2,215    (9%)    27       31 (13%)   2,037    2,246  (9%)      2,142   2,339  (8%)
Partnerships
Individual Pensions             1    -        -    -        -      -         1     -      -            1    -      -
Life - With Profit Bond        24    -        -    -        -      -        24     -      -           24    -      -
Life - Other Bond             117    -        -    -        -      -       117     -      -          117    -      -
Life - Other                  698     814   (14%)     3        3    0%     701      817 (14%)        713     835 (15%)
Individual Annuities          714     295    142%  -        -      -       714      295  142%        714     295  142%
Bulk Annuities -              560    -        -    -        -      -       560     -      -          560    -      -
Reinsurance from Scot Am
Insurance Fund
Bulk Annuities                786   1,519   (48%)  -        -      -       786    1,519 (48%)        786   1,519 (48%)
Total                       2,900   2,628     10%     3        3    0%   2,903    2,631   10%      2,915   2,649   10%

Total:
Individual Pensions           102      77     32%    25       26  (4%)     127      103   23%        209     171   22%
Corporate Pensions            579     285    103%   166      153    8%     745      438   70%      1,133     839   35%
Life - With Profit Bond       249     174     43%     1        1    0%     250      175   43%        255     176   45%
Life - Other Bond             810     947   (14%)  -        -      -       810      947 (14%)        810     947 (14%)
Life - Other                  787     822    (4%)     9       11 (18%)     796      833  (4%)        841     888  (5%)
Individual Annuities        2,713   2,222     22%  -        -      -     2,713    2,222   22%      2,713   2,222   22%
Bulk Annuities              1,431   2,030   (30%)  -        -      -     1,431    2,030 (30%)      1,431   2,030 (30%)
Sub-Total                   6,671   6,557      2%   201      191    5%   6,872    6,748    2%      7,392   7,273    2%
DWP Rebates                   161     244   (34%)  -        -      -       161      244 (34%)        161     244 (34%)
Total UK Insurance          6,832   6,801      0%   201      191    5%   7,033    6,992    1%      7,553   7,517    0%
Operations

European Insurance
Operations (1a)
Insurance Products            159     200   (21%)  -        -      -       159      200 (21%)        159     200 (21%)
Total European Insurance      159     200   (21%)  -        -      -       159      200 (21%)        159     200 (21%)
Operations


Total UK & Europe           6,991   7,001    (0%)   201      191    5%   7,192    7,192    0%      7,712   7,717  (0%)
Insurance Operations

US Insurance Operations
(1a)
Fixed Annuities               688     777   (11%)  -        -      -       688      777 (11%)        688     777 (11%)
Fixed Index Annuities         554     608    (9%)  -        -      -       554      608  (9%)        554     608  (9%)
Variable Annuities          3,819   2,572     48%  -        -      -     3,819    2,572   48%      3,819   2,572   48%
Life                            8      11   (27%)    17       14   21%      25       25    0%        147     134   10%
Sub-Total Retail            5,069   3,968     28%    17       14   21%   5,086    3,982   28%      5,208   4,091   27%
Guaranteed Investment         458     350     31%  -        -      -       458      350   31%        458     350   31%
Contracts
GIC - Medium Term Note        437     626   (30%)  -        -     -        437      626 (30%)        437     627 (30%)
Total US Insurance          5,964   4,944     21%    17       14   21%   5,981    4,958   21%      6,103   5,068   20%
Operations

Asian Insurance
Operations (1a)
China                          27      17     59%    36       23   57%      63       40   58%        198     146   36%
Hong Kong                     355     285     25%   103       81   27%     458      366   25%        933     732   27%
India (6)                      20       4    400%   105       55   91%     125       59  112%        411     207   99%
Indonesia                      31      44   (30%)    71       44   61%     102       88   16%        269     195   38%
Japan                          68      28    143%     7        3  133%      75       31  142%         97      47  106%
Korea                         103      31    232%   208      139   50%     311      170   83%      1,130     613   84%
Malaysia                        4       9   (56%)    72       67    7%      76       76    0%        418     391    7%
Singapore                     357     293     22%    72       59   22%     429      352   22%        803     728   10%
Taiwan                         92     121   (24%)   139      145  (4%)     231      266 (13%)        743     889 (16%)
Other (4)                      15       9     67%    36       34    6%      51       43   19%        130     127    2%
Total Asian Insurance       1,072     841     27%   849      650   31%   1,921    1,491   29%      5,132   4,075   26%
Operations


Group Total                14,027  12,786     10% 1,067      855   25%  15,094   13,641   11%     18,947  16,860   12%






                                              Schedule 6 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2006



TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                            UK & Europe               US (1b)               Asia (1b)                   Total

                      FY 2006 FY 2005  +/-(%)     FY   FY 2005 +/-(%) FY 2006 FY 2005   +/-    FY 2006 FY 2005   +/-
                                                2006                                    (%)                      (%)
                         GBPm    GBPm           GBPm      GBPm           GBPm    GBPm             GBPm    GBPm

Total Insurance         7,192   7,193    (0%)  5,981     5,023    19%   1,921   1,484   29%     15,094  13,700   10%
Products
Total Investment       13,486   7,916     70%   -         -      -     20,408  18,457   11%     33,894  26,373   29%
Products - Gross
Inflows (2)
Group Total            20,678  15,109     37%  5,981     5,023    19%  22,329  19,941   12%     48,988  40,073   22%






INSURANCE OPERATIONS
                               Single                Regular                 Total                   PVNBP (3)

                       FY 2006 FY 2005  +/-(%)    FY  FY 2005   +/- FY 2006 FY 2005   +/-     FY 2006  FY 2005   +/-
                                                2006            (%)                   (%)                        (%)
                          GBPm    GBPm          GBPm     GBPm          GBPm    GBPm              GBPm     GBPm
UK Insurance
Operations (11)
Direct to Customer
Individual Pensions         14      12     17%     7        8 (13%)      21      20    5%          42       43  (2%)
Life - With Profit          23      15     53%     1        1    0%      24      16   50%          29       17   71%
Bond
Life - Other                23       2  1,050%     1        2 (50%)      24       4  500%          28       10  180%
Individual Annuities       816     720     13%  -        -      -       816     720   13%         816      720   13%
Sub-Total                  876     749     17%     9       11 (18%)     885     760   16%         915      790   16%
DWP Rebates                161     244   (34%)  -        -      -       161     244 (34%)         161      244 (34%)
Total                    1,037     993      4%     9       11 (18%)   1,046   1,004    4%       1,076    1,034    4%
Business to Business
Corporate Pensions         536     242    121%   162      146   11%     698     388   80%       1,071      772   39%
Individual Annuities       264     212     25%  -        -      -       264     212   25%         264      212   25%
Bulk Annuities              85     511   (83%)  -        -      -        85     511 (83%)          85      511 (83%)
Total                      885     965    (8%)   162      146   11%   1,047   1,111  (6%)       1,420    1,495  (5%)
Intermediated
Distribution
Individual Pensions         87      65     34%    18       18    0%     105      83   27%         166      128   30%
Corporate Pensions          43      43      0%     4        7 (43%)      47      50  (6%)          62       67  (7%)
Life - With Profit         202     159     27%  -        -      -       202     159   27%         202      159   27%
Bond
Life - Other Bond          693     947   (27%)  -        -      -       693     947 (27%)         693      947 (27%)
Life - Other                66       6  1,000%     5        6 (17%)      71      12  492%         100       43  133%
Individual Annuities       919     995    (8%)  -        -      -       919     995  (8%)         919      995  (8%)
Total                    2,010   2,215    (9%)    27       31 (13%)   2,037   2,246  (9%)       2,142    2,339  (8%)
Partnerships
Individual Pensions          1    -        -    -        -      -         1    -      -             1     -      -
Life - With Profit          24    -        -    -        -      -        24    -      -            24     -      -
Bond
Life - Other Bond          117    -        -    -        -      -       117    -      -           117     -      -
Life - Other               698     814   (14%)     3        3    0%     701     817 (14%)         713      835 (15%)
Individual Annuities       714     295    142%  -        -      -       714     295  142%         714      295  142%
Bulk Annuities -           560    -        -    -        -      -       560    -      -           560     -      -
Reinsurance from Scot
Am Insurance Fund
Bulk Annuities             786   1,519   (48%)  -        -      -       786   1,519 (48%)         786    1,519 (48%)
Total                    2,900   2,628     10%     3        3    0%   2,903   2,631   10%       2,915    2,649   10%

Total:
Individual Pensions        102      77     32%    25       26  (4%)     127     103   23%         209      171   22%
Corporate Pensions         579     285    103%   166      153    8%     745     438   70%       1,133      839   35%
Life - With Profit         249     174     43%     1        1    0%     250     175   43%         255      176   45%
Bond
Life - Other Bond          810     947   (14%)  -        -      -       810     947 (14%)         810      947 (14%)
Life - Other               787     822    (4%)     9       11 (18%)     796     833  (4%)         841      888  (5%)
Individual Annuities     2,713   2,222     22%  -        -      -     2,713   2,222   22%       2,713    2,222   22%
Bulk Annuities           1,431   2,030   (30%)  -        -      -     1,431   2,030 (30%)       1,431    2,030 (30%)
Sub-Total                6,671   6,557      2%   201      191    5%   6,872   6,748    2%       7,392    7,273    2%
DWP Rebates                161     244   (34%)  -        -      -       161     244 (34%)         161      244 (34%)
Total UK Insurance       6,832   6,801      0%   201      191    5%   7,033   6,992    1%       7,553    7,517    0%
Operations

European Insurance
Operations
Insurance Products         159     201   (21%)  -        -      -       159     201 (21%)         159      201 (21%)
Total European             159     201   (21%)  -        -      -       159     201 (21%)         159      201 (21%)
Insurance Operations


Total UK & Europe        6,991   7,002    (0%)   201      191    5%   7,192   7,193  (0%)       7,712    7,718  (0%)
Insurance Operations

US Insurance
Operations (1b)
Fixed Annuities            688     788   (13%)  -        -      -       688     788 (13%)         688      788 (13%)
Fixed Index Annuities      554     616   (10%)  -        -      -       554     616 (10%)         554      616 (10%)
Variable Annuities       3,819   2,605     47%  -        -      -     3,819   2,605   47%       3,819    2,605   47%
Life                         8      11   (27%)    17       14   21%      25      25    0%         147      136    8%
Sub-Total Retail         5,069   4,020     26%    17       14   21%   5,086   4,034   26%       5,208    4,145   26%
Guaranteed Investment      458     355     29%  -        -      -       458     355   29%         458      355   29%
Contracts
GIC - Medium Term Note     437     634   (31%)  -        -      -       437     634 (31%)         437      635 (31%)
Total US Insurance       5,964   5,009     19%    17       14   21%   5,981   5,023   19%       6,103    5,135   19%
Operations

Asian Insurance
Operations (1b)
China                       27      17     59%    36       23   57%      63      40   58%         198      144   38%
Hong Kong                  355     289     23%   103       83   24%     458     372   23%         933      741   26%
India (6)                   20       4    400%   105       57   84%     125      61  105%         411      215   91%
Indonesia                   31      42   (26%)    71       42   69%     102      84   21%         269      186   45%
Japan                       68      30    127%     7        4   75%      75      34  121%          97       50   94%
Korea                      103      29    255%   208      132   58%     311     161   93%       1,130      578   96%
Malaysia                     4       9   (56%)    72       66    9%      76      75    1%         418      383    9%
Singapore                  357     284     26%    72       58   24%     429     342   25%         803      704   14%
Taiwan                      92     124   (26%)   139      149  (7%)     231     273 (15%)         743      912 (19%)
Other (4)                   15       9     67%    36       33    9%      51      42   21%         130      126    3%
Total Asian Insurance    1,072     837     28%   849      647   31%   1,921   1,484   29%       5,132    4,039   27%
Operations


Group Total             14,027  12,848      9% 1,067      852   25%  15,094  13,700   10%      18,947   16,892   12%







                                                                      Schedule 7

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2006 VERSUS QUARTER 4 2005



INSURANCE OPERATIONS
                                  Single                Regular              Total                    PVNBP (3)
                               Q4 Q4 2005  +/-(%)    Q4  Q4 2005   +/-    Q4    Q4  +/-(%)        Q4     Q4  +/-(%)
                             2006                  2006            (%)  2006  2005              2006   2005
                             GBPm    GBPm          GBPm     GBPm        GBPm  GBPm              GBPm   GBPm
UK Insurance Operations
Direct to Customer
Individual Pensions             4       2    100%     2        2    0%     6     4     50%        10     10      0%
Life - With Profit Bond         7       4     75%  -        -      -       7     4     75%         9      5     80%
Life - Other                   10       2    400%  -        -      -      10     2    400%        11      6     83%
Individual Annuities          205     178     15%  -        -      -     205   178     15%       205    177     16%
Sub-Total                     226     186     22%     2        2    0%   228   188     21%       235    198     19%
DWP Rebates                  -         10     -    -        -      -    -       10     -        -        10     -
Total                         226     196     15%     2        2    0%   228   198     15%       235    208     13%

Business to Business
Corporate Pensions            326      81    302%    45       54 (17%)   371   135    175%       410    236     74%
Individual Annuities           91      61     49%  -        -      -      91    61     49%        91     61     49%
Bulk Annuities                 40      98   (59%)  -        -      -      40    98   (59%)        40     98   (59%)
Total                         457     240     90%    45       54 (17%)   502   294     71%       541    395     37%

Intermediated Distribution
Individual Pensions            20      15     33%     4        4    0%    24    19     26%        43     27     59%
Corporate Pensions             12      11      9%     1        1    0%    13    12      8%        17     15     13%
Life - With Profit Bond        60      40     50%  -        -      -      60    40     50%        60     40     50%
Life - Other Bond             125     265   (53%)  -        -      -     125   265   (53%)       125    265   (53%)
Life - Other                   29       2  1,350%  -           2   -      29     4    625%        39     13    200%
Individual Annuities          368     209     76%  -        -      -     368   209     76%       368    210     75%
Total                         614     542     13%     5        7 (29%)   619   549     13%       652    570     14%

Partnerships
Individual Pensions           (1)    -        -    -        -      -     (1)  -        -         (1)   -        -
Life - With Profit Bond        13    -        -    -        -      -      13  -        -          13   -        -
Life - Other Bond              16    -        -    -        -      -      16  -        -          16   -        -
Life - Other                  201     185      9%     1        1    0%   202   186      9%       207    194      7%
Individual Annuities          171     149     15%  -        -      -     171   149     15%       171    149     15%
Bulk Annuities -             (32)    -        -    -        -      -    (32)  -        -        (32)   -        -
Reinsurance from Scot Am
Insurance Fund
Bulk Annuities                123    -        -    -        -      -     123  -        -         123   -        -
Total                         491     334     47%     1        1    0%   492   335     47%       497    343     45%


Total:
Individual Pensions            23      17     35%     6        6    0%    29    23     26%        52     37     41%
Corporate Pensions            338      92    267%    46       55 (16%)   384   147    161%       427    251     70%
Life - With Profit Bond        80      44     82%  -        -      -      80    44     82%        82     45     82%
Life - Other Bond             141     265   (47%)  -        -      -     141   265   (47%)       141    265   (47%)
Life - Other                  240     189     27%     1        3 (67%)   241   192     26%       257    213     21%
Individual Annuities          835     597     40%  -        -      -     835   597     40%       835    597     40%
Bulk Annuities                131      98     34%  -        -      -     131    98     34%       131     98     34%
                            1,788   1,302     37%    53       64 (17%) 1,841 1,366     35%     1,925  1,506     28%
DWP Rebates                  -         10     -    -        -      -    -       10     -        -        10     -
Total UK Insurance          1,788   1,312     36%    53       64 (17%) 1,841 1,376     34%     1,925  1,516     27%
Operations

European Insurance
Operations
Insurance Products             44      47    (6%)  -        -      -      44    47    (6%)        44     47    (6%)
Total European Insurance       44      47    (6%)  -        -      -      44    47    (6%)        44     47    (6%)
Operations

Total UK and Europe         1,832   1,359     35%    53       64 (17%) 1,885 1,423     32%     1,969  1,563     26%
Unsurance Operations

US Insurance Operations (8)
Fixed Annuities               171     149     15%  -        -      -     171   149     15%       171    149     15%
Fixed Index Annuities         118     155   (24%)  -        -      -     118   155   (24%)       118    155   (24%)
Variable Annuities          1,010     735     37%  -        -      -   1,010   735     37%     1,010    735     37%
Life                            2       3   (33%)     4        4    0%     6     7   (14%)        43     37     16%
Sub-Total Retail            1,301   1,042     25%     4        4    0% 1,305 1,046     25%     1,342  1,076     25%
Guaranteed Investment         133      49    171%  -        -      -     133    49    171%       133     49    171%
Contracts
GIC - Medium Term Note        (6)       9  (167%)  -        -      -     (6)     9  (167%)       (6)      9  (167%)
Total US Insurance          1,428   1,100     30%     4        4    0% 1,432 1,104     30%     1,469  1,134     30%
Operations

Asian Insurance Operations
(8)
China                           5       8   (38%)    15        8   88%    20    16     25%        60     49     22%
Hong Kong                     131      88     49%    35       28   25%   166   116     43%       324    257     26%
India (6)                       6       1    500%    28       16   75%    34    17    100%       148     59    151%
Indonesia                      14       6    133%    22       13   69%    36    19     89%        87     41    112%
Japan                          27      11    145%     3     -      -      30    11    173%        42     13    223%
Korea                          27      18     50%    53       41   29%    80    59     36%       400    173    131%
Malaysia                        1       1      0%    23       20   15%    24    21     14%       136    123     11%
Singapore                      87      90    (3%)    25       19   32%   112   109      3%       237    235      1%
Taiwan                         34      29     17%    33       40 (18%)    67    69    (3%)       143    245   (42%)
Other (4)                       6       2    200%    11        9   22%    17    11     55%        31     32    (3%)
Total Asian Insurance         338     254     33%   248      194   28%   586   448     31%     1,608  1,227     31%
Operations


Group Total                 3,598   2,713     33%   305      262   16% 3,903 2,975     31%     5,046  3,924     29%




INVESTMENT OPERATIONS
                                    M&G              Asia Retail Mutual       Asia Third Party         Total Investment
                                                            Funds                                          Products
                          Q4 2006  Q4 2005  +/-(%) Q4 2006 Q4 2005  +/-(%)    Q4    Q4   +/-(%)    Q4 2006 Q4 2005   +/-
                                                                            2006  2005                               (%)
                             GBPm     GBPm            GBPm    GBPm          GBPm  GBPm

Opening FUM                42,258   33,760     25%  10,396   8,605     21%   758   669      13%     53,412  43,034   24%

Gross Inflows               3,505    2,316     51%   5,673   4,075     39%    40     2   1,900%      9,218   6,393   44%
Less Redemptions          (2,514)  (1,189)  (111%) (4,734) (3,690)   (28%)   (4)   (3)    (33%)    (7,252) (4,882) (49%)
Net Flows                     991    1,127   (12%)     939     385    144%    36   (1)   3,700%      1,966   1,511   30%
Other Movements               (6)     (74)     92%    (34)     (6)  (467%)  -     -         -         (40)    (80)   50%
Market And Currency         1,703    1,382     23%     112     459   (76%)    46    23     100%      1,861   1,864  (0%)
Movements

Net Movements in FUM        2,688    2,435     10%   1,017     838     21%    82    22     273%      3,787   3,295   15%

Closing FUM                44,946   36,195     24%  11,413   9,443     21%   840   691      22%     57,199  46,329   23%








                                                                      Schedule 8

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2006 VERSUS QUARTER 3 2006



INSURANCE OPERATIONS
                                Single                Regular               Total                    PVNBP (3)
                        Q4 2006     Q 3 +/- (%)    Q4 Q 3 2006   +/-    Q4     Q 3    +/-        Q4    Q 3  +/- (%)
                                   2006          2006            (%)  2006    2006    (%)      2006   2006
                           GBPm    GBPm          GBPm     GBPm        GBPm    GBPm             GBPm   GBPm
UK Insurance Operations
Direct to Customer
Individual Pensions           4       2    100%     2        1  100%     6       3   100%        10      8      25%
Life - With Profit Bond       7       6     17%  -        -      -       7       6    17%         9      9       0%
Life - Other                 10       4    150%  -        -      -      10       4   150%        11      8      38%
Individual Annuities        205     199      3%  -        -      -     205     199     3%       205    199       3%
Sub-Total                   226     211      7%     2        1  100%   228     212     8%       235    224       5%
DWP Rebates                -       -        -    -        -      -    -       -       -        -      -         -
Total                       226     211      7%     2        1  100%   228     212     8%       235    224       5%

Business to Business
Corporate Pensions          326      32    919%    45       43    5%   371      75   395%       410    209      96%
Individual Annuities         91      71     28%  -        -      -      91      71    28%        91     71      28%
Bulk Annuities               40      22     82%  -        -      -      40      22    82%        40     22      82%
Total                       457     125    266%    45       43    5%   502     168   199%       541    302      79%

Intermediated
Distribution
Individual Pensions          20      11     82%     4        5 (20%)    24      16    50%        43     45     (4%)
Corporate Pensions           12       9     33%     1        1    0%    13      10    30%        17     23    (26%)
Life - With Profit Bond      60      50     20%  -        -      -      60      50    20%        60     50      20%
Life - Other Bond           125     128    (2%)  -        -      -     125     128   (2%)       125    128     (2%)
Life - Other                 29      19     53%  -           1   -      29      20    45%        39     27      44%
Individual Annuities        368     192     92%  -        -      -     368     192    92%       368    192      92%
Total                       614     409     50%     5        7 (29%)   619     416    49%       652    465      40%

Partnerships
Individual Pensions         (1)    -        -    -        -      -     (1)    -       -         (1)      1   (200%)
Life - With Profit Bond      13       5    160%  -        -      -      13       5   160%        13      5     160%
Life - Other Bond            16      25   (36%)  -        -      -      16      25  (36%)        16     25    (36%)
Life - Other                201     180     12%     1        1    0%   202     181    12%       207    189      10%
Individual Annuities        171     280   (39%)  -        -      -     171     280  (39%)       171    280    (39%)
Bulk Annuities -           (32)    -        -    -        -      -    (32)    -       -        (32)   -         -
Reinsurance from Scot
Am Insurance Fund
Bulk Annuities              123    -        -    -        -      -     123    -       -         123   -         -
Total                       491     490      0%     1        1    0%   492     491     0%       497    500     (1%)


Total:
Individual Pensions          23      13     77%     6        6    0%    29      19    53%        52     54     (4%)
Corporate Pensions          338      41    724%    46       44    5%   384      85   352%       427    232      84%
Life - With Profit Bond      80      61     31%  -        -      -      80      61    31%        82     64      28%
Life - Other Bond           141     153    (8%)  -        -      -     141     153   (8%)       141    153     (8%)
Life - Other                240     203     18%     1        2 (50%)   241     205    18%       257    224      15%
Individual Annuities        835     742     13%  -        -      -     835     742    13%       835    742      13%
Bulk Annuities              131      22    495%  -        -      -     131      22   495%       131     22     495%
                          1,788   1,235     45%    53       52    2% 1,841   1,287    43%     1,925  1,491      29%
DWP Rebates                -       -        -    -        -      -    -       -       -        -      -        -
Total UK Insurance        1,788   1,235     45%    53       52    2% 1,841   1,287    43%     1,925  1,491      29%
Operations

European Insurance
Operations
Insurance Products           44      33     33%  -        -      -      44      33    33%        44     33      33%
Total European               44      33     33%  -        -      -      44      33    33%        44     33      33%
Insurance Operations

Total UK and Europe       1,832   1,268     44%    53       52    2% 1,885   1,320    43%     1,969  1,524      29%
Unsurance Operations

US Insurance Operations
(8)
Fixed Annuities             171     204   (16%)  -        -      -     171     204  (16%)       171    204    (16%)
Fixed Index Annuities       118     144   (18%)  -        -      -     118     144  (18%)       118    144    (18%)
Variable Annuities        1,010     922     10%  -        -      -   1,010     922    10%     1,010    922      10%
Life                          2       2      0%     4        4    0%     6       6     0%        43     35      23%
Sub-Total Retail          1,301   1,272      2%     4        4    0% 1,305   1,276     2%     1,342  1,305       3%
Guaranteed Investment       133      15    787%  -        -      -     133      15   787%       133     15     787%
Contracts
GIC - Medium Term Note      (6)     105  (106%)  -       -       -     (6)     105 (106%)       (6)    105   (106%)
Total US Insurance        1,428   1,392      3%     4        4    0% 1,432   1,396     3%     1,469  1,425       3%
Operations

Asian Insurance
Operations (8)
China                         5       5      0%    15        8   88%    20      13    54%        60     50      20%
Hong Kong                   131      85     54%    35       26   35%   166     111    50%       324    248      31%
India (6)                     6       3    100%    28       22   27%    34      25    36%       148     86      72%
Indonesia                    14       6    133%    22       18   22%    36      24    50%        87     66      32%
Japan                        27      19     42%     3        2   50%    30      21    43%        42     26      62%
Korea                        27      18     50%    53       52    2%    80      70    14%       400    238      68%
Malaysia                      1       1      0%    23       18   28%    24      19    26%       136     97      40%
Singapore                    87      65     34%    25       18   39%   112      83    35%       237    176      35%
Taiwan                       34      11    209%    33       32    3%    67      43    56%       143    180    (21%)
Other (4)                     6       3    100%    11        8   38%    17      11    55%        31     32     (3%)
Total Asian Insurance       338     216     56%   248      204   22%   586     420    40%     1,608  1,199      34%
Operations


Group Total               3,598   2,876     25%   305      260   17% 3,903   3,136    24%     5,046  4,148      22%




INVESTMENT OPERATIONS
                                  M&G            Asia Retail Mutual       Asia Third Party     Total Investment Products
                                                        Funds
                        Q4 2006     Q 3  +/-(%) Q4 2006     Q 3   +/-     Q4    Q 3 +/-(%)      Q4 2006     Q 3 +/-(%)
                                   2006                    2006   (%)   2006   2006                        2006
                           GBPm    GBPm            GBPm    GBPm         GBPm   GBPm

Opening FUM              42,258  40,135      5%  10,396  10,262    1%    758    673    13%       53,412  51,070     5%

Gross Inflows             3,505   3,186     10%   5,673   4,596   23%     40     72  (44%)        9,218   7,854    17%
Less Redemptions        (2,514) (1,671)   (50%) (4,734) (4,790)    1%    (4)   (29)    86%      (7,252) (6,490)  (12%)
Net Flows                   991   1,515   (35%)     939   (194)  584%     36     43  (16%)        1,966   1,364    44%
Other Movements             (6)     104  (106%)    (34)    (41)   17%   -      -       -           (40)      63 (163%)
Market And Currency       1,703     504    238%     112     369 (70%)     46     42    10%        1,861     915   103%
Movements

Net Movements in FUM      2,688   2,123     27%   1,017     134  659%     82     85   (4%)        3,787   2,342    62%

Closing FUM              44,946  42,258      6%  11,413  10,396   10%    840    758    11%       57,199  53,412     7%







PRUDENTIAL PLC - NEW BUSINESS SCHEDULES



BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.



The schedules include a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF). The transaction reflects the arrangement entered into in June 2006 for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited (PRIL), a shareholder owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment manangement fees on this business. The inclusion of the transaction between SAIF and PRIL as new business reflects the transfer from SAIF policyholders to Prudential shareholders' funds of longevity risk, the requirement to set aside supporting capital, and entitlement to surpluses arising on this block of business arising from the reinsurance arrangement. Adjustments of GBP3m have been made to the SAIF reinsurance premium previously reported at GBP59m at Q2 2006, due to a revaluation of the assets.



The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.



The details shown for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US operations.



New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions pension business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.



UK and Asian investment products referred to in the tables for funds under management above are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contract under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.



New Department of Work and Pensions (DWP) rebate business for SAIF is excluded from the new business schedules. This is because, as noted above, SAIF is solely for the benefit of SAIF policyholders.



Notes to Schedules 1A - 8



(1a) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson is 1.84.



(1b) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson is
1.84 (2005: 1.82).



(2) Represents cash received from sale of investment products.



(3) Annual Equivalents, calculated as regular new business contributions plus 10 per cent single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.



(4) In Asia, 'Other' insurance operations include Thailand, the Philippines and Vietnam.



(5) Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.



(6) New business in India is included at Prudential's 26 per cent interest in the India life operation. Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.



(7) Balance sheet figures have been calculated at the closing exchange rate. The 2005 balance is shown on a constant exchange rate.



(8) Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.



(9) In August 2005, Prudential's joint venture partner in the Prudential ICICI Asset Management Company purchased an additional 6 per cent share ownership reducing Prudential's stake to 49 per cent. As a result, Prudential no longer consolidates the company as a subsidiary.



(10) GBP289m of FUM reported under Prudential Asian funds operations relates to M& G's products distributed through those Asian operations and this amount is also included in M&G's FUM.



(11) The 2005 UK PVNBP result as been adjusted by GBP125m from GBP7,593m to GBP7,718m due to a change in methodology for certain classes of business





                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 January, 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations